Exhibit 10

July 6, 2023	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	GROWN ROGUE INTERNATIONAL INC.
Confirmation of Notice of Record and Meeting Dates

Dear Sirs:

We advise the following with respect to the upcoming Annual Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	39986R106	CA39986R1064

2.	Meeting Type:	Annual Special
3.	Record Date:	July 31, 2023
4.	Beneficial Ownership Date:	July 31, 2023
5.	Mail Date:	August 15, 2023
6.	Meeting Date:	October 24, 2023

7.	Classes or Series of Securities that entitle
	the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle
	the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual Special

10.	Notice-and-Access:
	Registered Shareholders:	Yes
	Beneficial Holders:	Yes
	Stratification Level:	Not Applicable
	E-Delivery	Yes

11.	Reporting issuer is sending proxy-related Materials
	directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting
	Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting
	Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for Grown Rogue International Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007 Fax: 416-350-5008

Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com